March 24, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Kate Tillan

Re:	Applied Micro Circuits Corporation

 SEC File No. 000-23193

Ladies and Gentlemen:

We are filing this letter via EDGAR in response to the letter dated February 13, 2006, from Kate Tillan, Assistant Chief Accountant, for the Securities and Exchange Commission to Robert G. Gargus, Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation, which contained the staff’s additional comments regarding our Annual Report on Form 10-K for the year ended March 31, 2005. The comments in the letter are repeated below and each comment is followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8. Financial Statements and Supplementary Data, page F-1

Note 1. Summary of Significant Accounting Policies, page F-7

1.	Please refer to prior comment 2 from our January 27, 2006 letter. You indicate that your three product lines are identifiable operating segments under paragraph 10 of SFAS 131 and you have one reportable segment because you aggregate the operating segments under paragraph 17. You refer to a long range “expected” gross margin of 55% to 65% for each product line. While paragraph 17 refers to “similar long-term average gross margins” as an indicator of similar economic characteristics, paragraphs 73 and 74 in the Basis for Conclusions place an emphasis on the similarity of results and performance and explain that an historical convergence of these performance indicators must have already happened and there must be an expectation that the financial statistics will remain similar in the future. As a result, gross margins are not necessarily the primary or exclusive measure of economic performance for this purpose. Also, management should consider both historical and expected future performance. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. Accordingly, please tell us which quantitative measures management identified as the most appropriate measure (or group of measures) of economic performance for the specific operating segments being evaluated and why. Also include a quantitative analysis of how management evaluated the historical and expected future performance measures to determine the three operating segments have similar economic characteristics. Discuss your view that a variance from 55% to 65% is highly similar for purposes of paragraph 17 of SFAS 131.

In determining that the three operating segments have similar economic characteristics, we have used revenue and non-GAAP gross margin as the most appropriate measures of performance. The non-GAAP gross margin excludes certain items required by GAAP such as restructuring charges, amortization of purchased intangibles and amortization of stock based compensation. We have determined these are the most appropriate measures for the following reasons:

•	Revenue is used as the primary measure of economic performance because as a high technology company, revenue is the primary indicator of the success and adoption of our products and technology in the market place. It is also indicative of the economic health of the markets our products serve.

•	Gross margin is used as a measure of economic performance because it is indicative of the average selling prices we are able to charge for our products as well as an indicator of the efficiency of our manufacturing processes.

The following table shows the historical and projected performance measures that we evaluated (dollars in millions):

	Year ended March 31,		Original forecast for the year ending March 31, 2006	Long term operating model
	2004	2005
Revenue:
Communications	$118.1	$137.9	$146.0	20.0%(1)
Storage	13.0	51.4	53.0	21.0%(1)
Embedded products	—	64.5	78.0	19.0%(1)

Total	$131.2	$253.8	$277.0

Gross Margin(2):
Communications	63.3%	66.8%	65.0%	60% -65%
Storage	66.3%	56.3%	55.6%	58% -63%
Embedded products	—	55.3%	54.0%	55% -60%

Total	63.6%	61.8%	60.1%

(1)	Long-term CAGR
(2)	Non-GAAP

In fiscal 2004, we made our first acquisition of a business that was not within the communications operating segment: JNI, a storage business. In assessing the aggregation criteria and economic characteristics of two businesses at that time, we concluded that the gross margins had converged because they were highly similar at approximately 65%. In addition, we expected that both businesses would grow in the 15% to 20% range long-term with gross margins is the low 60% range. As a result, based on this analysis and the criteria set forth in our previous response we applied the aggregation criteria outline in paragraph 17 for our annual report for fiscal 2004.

In fiscal 2005, we acquired two other businesses. One of the businesses was a storage business and the other was classified as an embedded products business. The embedded products business created a third operating segment. In assessing the aggregation criteria and economic characteristics of the three businesses during fiscal 2005, we concluded that the performance measures were similar with gross margins of 55% to 67%. We also recognized that transition issues associated with extracting the embedded products business from within IBM and combining two storage businesses resulted in differences in gross margins that were not expected to continue long-term. For fiscal 2005, we again applied the aggregation criteria outline in paragraph 17. All three segments continue to exhibit similar operating characteristics as outlined in our previous response and despite transition and integration issues are projected to continue to converge on a highly similar long term operating model.

In our assessment, a gross margin variance from 55% to 65% is highly similar for two reasons:

•	This is the general range of gross margin that we expect on each of our products over their life cycle. For each of our segments we expect that new products or technologies will have gross margins in the upper end of this range and will move toward the lower end of this range as the products reach end of life.

•	Due to periodic manufacturing strategy changes, fluctuations in period expenses such as obsolescence or warranty charges and transition issues related to our acquisitions, each of our product lines has experienced average quarterly gross margins at both ends of this range. As a result, we view this range of variance between products lines as similar because we expect this same or even greater range of within each product line.

2.	We also note from your response a contradictory argument that the three product lines are not operating segments under paragraph 10 of SFAS 131. You note “that the presentation of any expanded financial information about these product lines would be inconsistent with management’s view of the Company.” You also state that while there are “certain characteristics of the product lines that meet the definition of an operating segment, the CODM makes financial decisions and allocates resources based on a consolidated view of the projected financial returns for a proposed projects.” In your response please reconcile and state management’s conclusions about how you evaluated the requirements in SFAS 131 in determining that you have only one reportable segment.

If you believe that you have only one identifiable/reporting operating segment (and therefore paragraph 17 of SFAS 131 is not applicable), then you should provide us with a copy of the information you provide to the CODM showing the information outlined in your response. In your response, explain how you rebutted the presumption that the product lines included in the reports reviewed by your CODM are segments.

As you noted in comment 1, we have acknowledged that our three product lines fall into identifiable operating segments under paragraph 10 of SFAS 131 and that we have one reportable segment because we aggregate those operating segments under paragraph 17. In our earlier response to prior comment 2, we did not intend to assert otherwise.

Note 5. Stockholders’ Equity, page F-20

3.	Please refer to prior comment 4 from our January 27, 2006 letter. With respect to your structured stock repurchases, we note that these instruments are prepaid written put options and you considered SFAS 150 and concluded that the agreements did not meet the definition under paragraph 11 since “there is no obligation to transfer assets in the future to repurchase the shares.” Under paragraph 11 of SFAS 150, you should classify as a liability or an asset a financial instrument that at inception embodies an obligation to repurchase your equity shares, or is indexed to such an obligation and requires or may require the issuer to settle the obligation by transferring assets. Paragraph 11 specifically includes written put options as an example of such an instrument. Please discuss further your consideration of why the transfer of assets (monetary consideration) at the beginning of the contract term does not meet the second part of the definition in paragraph 11. Discuss how you would treat an instrument where the monetary consideration was not prepaid but settled upon termination/expiration of the contract and why.

In evaluating the accounting treatment of our structured stock repurchase agreements, which are prepaid written put options on our common stock, we read paragraph 11 of SFAS 150 to require that the instrument embody at inception an obligation that is settled after inception and concluded that the prepayment of cash at inception by definition eliminates any further obligation to transfer assets.

In reaching this conclusion, we considered the views expressed on “Accounting for a Prepaid Written Put Option on an Entity’s Own Common Stock” as reported in the Emerging Issues Task Force Agenda Committee Report dated September 22, 2003. In particular, we noted that all of the participants reached the same conclusion that SFAS 150 did not apply if a prepaid written put option embodied no further obligation after inception to transfer assets.

Although to date we have not entered into any instrument that was not prepaid but instead settled at termination or expiration, if we did so we would follow the accounting treatment required by paragraph 11 of SFAS 150.

Please call the undersigned at (408) 452-8752 if you have any further questions or comments.

Sincerely,

/s/ Robert G. Gargus

Robert G. Gargus

cc:	Mr. Jeffrey A. Blazevich

 Cynthia J. Moreland, Esq.

 D. Bradley Peck, Esq.

This letter contains forward-looking statements, including statements regarding the company’s forecasted revenues and gross margins and its long-term operating model. These forward looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including customer demand for the company’s products, the businesses of the company’s major customers, reductions, rescheduling or cancellation of orders by the company’s customers, successful and timely development of products, market acceptance of new products, the extent of manufacturing efficiencies that the company is able to realize and general economic conditions. More information about potential factors that could affect the company’s business and financial results is included in the company’s Annual Report on Form 10–K for the year ended March 31, 2005, and the company’s subsequent filings with the Securities and Exchange Commission. Actual results could differ materially from those set forth in the forward-looking statements as a result of such risk factors as well as other risks and uncertainties. All forward-looking statements are qualified in their entirety by this cautionary statement, and the company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this letter.